PRO FORMA VALUATION UPDATE REPORT Monarch Community Bancorp, Inc. Proposed Holding Company For Monarch Community Bank Coldwater, Michigan Dated as of: May 3, 2002

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 2220

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May 3, 2002

Board of Directors
Branch County Federal Savings and Loan Association of Coldwater
375 North Willowbrook Road
Coldwater, Michigan 49036

Members of the Board:

          We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion of Branch County Federal Savings and Loan Association, Coldwater, Michigan ("Branch County"). As part of the conversion, Branch County will change its name to Monarch Community Bank ("Monarch Community" or the "Bank"). The common stock issued in connection with the Bank's conversion will simultaneously be acquired by a holding company, Monarch Community Bancorp, Inc. ("Monarch Community Bancorp" or the "Holding Company"). Pursuant to the Plan of Conversion, the common stock will be offered to eligible account holders of the Bank, the Bank's tax qualified employee plans, supplemental eligible account holders, other members, directors, officers and employees of the Bank, members of the local community and the public at large (the Subscription and Community Offerings).

          This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof. Our Original Appraisal report, dated March 8, 2002 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Reorganization

          The Board of Directors of the Bank has adopted a plan of conversion pursuant to which the Bank will convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and issue all of its outstanding shares to the Holding Company. Monarch Community Bancorp will sell, in the Subscription and Community Offerings, Holding Company common stock in the amount equal to the appraised value of the Bank. Immediately following the conversion, the only significant assets of the Holding

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RP Financial, L.C.
Board of Directors
May 3, 2002

Company will be the capital stock of the Bank and the net conversion proceeds remaining after purchase of the Bank's common stock by the Holding Company. Monarch Community Bancorp will use 50 percent of the net conversion proceeds to purchase the Bank's common stock. A portion of the net conversion proceeds retained by the Holding Company will be loaned to the ESOP to fund the ESOP's stock purchases in the offering, and the remainder will be reinvested into investment securities.

          This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Branch County's financial condition, including financial data through March 31, 2002; (2) an updated comparison of Branch County's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal.

          The estimated pro forma market value is defined as the price at which the Holding Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

          Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

          1.           Financial Results

                    Table 1 presents summary balance sheet and income statement details for the twelve months ended December 31, 2001 and updated financial information through March 31, 2002. The overall composition of the Bank's March 31, 2002 balance sheet was comparable to the December 31, 2001 balance sheet, with the Bank posting an increase in assets during the quarter. Updated reported earnings for the Bank were lower.Next Page

RP Financial, LC.
Board of Directors
May 3, 2002

Table 1
Monarch Community Bank
Recent Financial Data

	At Dec. 31, 2001		At March 31, 2002
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$168,684	100.0%	$172,694	100.0%

Cash and investment securities	21,390	12.7	20,701	12.0
Mortgage-backed securities	367	0.2	260	0.2
Loans, net	137,739	81.7	142,568	82.6
Real estate owned	2,573	1.5	2,525	1.5

Deposits	105,698	62.7	103,744	60.1
Borrowings	45,500	27.0	51,500	29.8
Total equity	15,365	9.1	15,476	9.0

	12 Months Ended December 31, 2001		12 Months Ended March 31, 2002
	Amount	Avg. Assets	Amount	Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$14,530	8.34%	$14,072	8.10%
Interest expense	(8,117)	(4.66)	(7,638)	(4.40)
Net interest income	$6,413	3.68%	$6,434	3.70%
Provision for losses	(1,039)	(0.60)	(1,013)	(0.58)
Net interest income after provision	$5,374	3.08%	$5,421	3.12%

Other operating income	$1,255	0.73%	$1,165	0.67%
Non-interest operating expense	(6,738)	(3.87)	(6,893)	(3.97)
Net operating income	($109)	(0.06)%	($307)	(0.18)%

Non-operating income
Net gain (loss) on sale of loans	$1,159	0.67%	$1,157	0.68%
Other net gains (losses)	7	0.00	90	0.05
Net Non-Operating Income	$1,166	0.67%	$1,247	0.73%

Income before taxes	$1,057	0.61%	$940	0.55%
Income taxes	(299)	(0.17)	(245)	(0.14)
Net income	$758	0.44%	$695	0.41%

Sources:          Monarch Community's prospectus and internal financial statements.

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RP Financial, LC.
Board of Directors
May 3, 2002

                    Monarch Community's total assets increased by $4.0 million, or 2.4 percent, from December 31, 2001 to March 31, 2002, which was evidenced by growth in loans receivable. The loans receivable balance increased from $137.7 million to $142.6 million, or 3.5 percent, during the three months ended March 31, 2002. Comparatively, a decrease was exhibited in cash and investments from December 31, 2001 to March 31, 2002, while balances of mortgage-backed securities also declined. Overall, the concentration of loans receivable comprising total assets increased from 81.7 percent to 82.6 percent as of December 31, 2001 and March 31, 2002, respectively. Over the same time period, the Bank's ratio of cash and investments as percent of assets decreased from 12.7 percent to 12.0 percent, while mortgage-backed securities remained at a minimal level.

                    Updated credit quality measures indicated that Monarch Community reduced the level of total non-performing assets in portfolio. As shown in Table 1, the balance of real estate owned declined slightly in balance, and remained at 1.5 percent of assets. Non-performing loans, consisting of loans greater than 90 days delinquent and still accruing, and non-accruing loans, decreased from 3.29 percent of assets at December 31, 2001 to 3.19 percent of assets at March 31, 2002. The reserve coverage ratio, the allowance for loan and lease losses as a percent of non-performing loans, increased from 56.57 percent to 57.04 percent between December 31, 2001 and March 31, 2002.

                    Asset growth was funded by increases in borrowings and equity, which funded a decline in deposits as well. Accordingly, the Bank's updated funding composition exhibited a shift towards a higher concentration of borrowings, as deposits equaled 62.7 percent and 60.1 percent of assets as of December 31, 2001 and March 31, 2002, respectively. Comparatively, the Bank's borrowings increased from 27.0 percent of assets at December 31, 2001 to 29.8 percent of assets at March 31, 2002. Asset growth outpaced the Bank's equity growth, as Monarch Community's updated equity-to-assets ratio of 9.0 percent was lower than the December 31, 2001 ratio of 9.1 percent.

                    Monarch Community's operating results for the twelve months ended December 31, 2001 and March 31, 2002 are also set forth in Table 1. The Bank's reported earnings of 0.41 percent of average assets for the twelve months ended March 31, 2002 were lower than the 0.44 percent of average assets recorded for the twelve months ended December 31, 2001. On a core earnings basis, Monarch Community continued to report a negative level of core earnings, after excluding the net gains reported over the past twelve month period, consisting primarily of gains on the sale of loans. The Bank's updated core earnings for the twelve months ended March 31, 2002 were lower than the core earnings posted for the twelve months ended December 31, 2001.

                    Monarch Community's updated net interest income to average assets ratio was higher, increasing from 3.68 percent to 3.70 percent for the twelve months ended December 31, 2001 and March 31, 2002, respectively. The increase in the net interest income ratio was the result of a larger decrease in the interest expense ratio compared to the interest income ratio.

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RP Financial, LC.
Board of Directors
May 3, 2002

                    Operating expenses as a percent of average assets exhibited an increase in the Bank's updated earnings, as growth in expenses outpaced Monarch Community's asset growth rate. The ratio of operating expenses as a percent of assets increased by 10 basis points to 3.97 percent for the twelve months ended March 31, 2002. Overall, Monarch Community's higher net interest income and operating expense ratios translated into a less favorable updated expense coverage ratio (net interest income divided by operating expenses) of 0.93 times, lower than the comparable ratio of 0.95 times recorded for the twelve months ended December 31, 2001.

                    Non-interest operating income declined as a percent of average assets, equaling 0.73 percent and 0.67 percent of average assets for the twelve months ended December 31, 2001 and March 31, 2002, respectively. Accordingly, when factoring non-interest operating income into earnings, the Bank's updated efficiency ratio (operating expenses as a percent of net interest income and non-interest operating income) was less favorable for the twelve months ended March 31, 2002, at 91 percent, versus 88 percent for the twelve months ended December 31, 2001.

                    Gains realized from the sale of loans remained stable and at noticeable levels for the twelve months ended March 31, 2002, totaling $1.2 million, or 0.68 percent of average assets. Other minor levels of gains were recorded on asset sales, primarily gains on the sale of REO. As noted in the Original Appraisal, due to the significant level of such gains, the Bank's core earnings were negative for the most recent twelve month period, and the core earnings were not meaningful for valuation purposes.

                    Loan loss provisions established by the Bank decreased from 0.60 percent of average assets for the twelve months ended December 31, 2001 to 0.58 percent of average assets for the twelve months ended March 31, 2002. The slightly lower level of loss provisions reflected in the Bank's updated earnings reflect a relatively stable level of non-performing assets, including continued resolution of certain problem assets. As of March 31, 2002, the Bank maintained valuation allowances equal to 1.20 percent of net loans receivable and 57.04 percent of non-performing loans.

          2.          Peer Group Financial Comparisons

                    Tables 2 and 3 present updated financial characteristics and operating results for the Bank along with data for the Peer Group and all SAIF-Insured publicly-traded thrifts. The composition of the Peer Group remains unchanged since the date of the Original Appraisal. The Bank's financial information is based on results through March 31, 2002, while the Peer Group's is for December 31, 2001, or the latest date available.

                    March 31, 2002, the comparative balance sheet ratios for the Bank and the Peer Group indicated that the Bank's interest-earning asset composition continued to show moderate differences from the Peer Group, in particular the Bank's balance sheet showed a higher level of cash and investments, lower level of MBS and investments and a higher level of loans

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RP Financial, LC.
Board of Directors
May 3, 2002

[Table 2 placed here]

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RP Financial, LC.
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receivable. Loans receivable as a percent of assets for the Bank totaled 82.6 percent as of March 31, 2002, higher than the Original Appraisal, while the Peer Group recorded a level of 74.4 percent as of the same date. Assets in cash and equivalents and MBS/investment securities declined for the Bank and increased slightly for the Peer Group. Overall, the Bank's interest-earning assets amounted to 94.8 percent of assets, which continued to be lower than the comparable Peer Group ratio of 95.8 percent.

                    The Bank continued to maintain a lower level of assets in deposits, along with a higher level of borrowed funds and a lower equity position. As of March 31, 2002, the Bank reported a borrowings level of 29.8 percent of assets versus Peer Group borrowings of 19.3 percent of assets. Updated interest-bearing liabilities to assets ratios equaled 89.9 percent and 85.0 percent for the Bank and the Peer Group, respectively, with the Bank's higher ratio continuing to be largely attributable to a more leveraged capital position, and level of non-earning assets, particularly real estate owned. The Bank posted an updated equity-to-assets ratio of 9.0 percent versus a comparative ratio of 14.0 percent for the Peer Group. Overall, the Bank's updated interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio equaled 105.5 percent, which remained below the comparative Peer Group average of 112.7 percent. As noted in the Original Appraisal, the additional capital realized from the stock conversion should serve to increase IEA/IBL ratio currently maintained by the Bank.

                    Updated growth rates for the Bank reflect growth for the 12 months ended March 31, 2002, while the Peer Group's figures are for the latest 12 month period. In contrast to the Original Appraisal, the Bank reported a minimal decline in assets, while the Peer Group continued to report asset growth (negative 1.0 percent versus growth of 7.1 percent, comparative figures for the Original Appraisal were positive 2.8 percent and 7.2 percent, respectively). The Bank reported a small decline in loans receivable, versus growth for the Peer Group (negative 0.04 percent versus positive 3.0 percent on average for the Peer Group). Deposits declined for Monarch Community over the past twelve months, versus an increase shown in the Original Appraisal, while the Peer Group continued to record moderate growth in deposits (negative 4.2 percent versus 5.9 percent growth on average for the Peer Group). Net worth for the Bank increased at an annual rate of 4.7 percent reflecting the profitable operations. The Peer Group reported a lower rate of capital growth, due in part to various capital management strategies employed by Peer Group members (such as stock repurchases and dividends). On average, the Peer Group's capital increased by 1.0 percent. Following the increase in capital realized from conversion proceeds, the Bank's capital growth rate will be impacted by a higher pro forma capital position.

                    Table 3 displays comparative operating results for Monarch Community and the Peer Group, based on the Bank's earnings for the twelve months ended March 31, 2002 and the most recent twelve months for the Peer Group. Updated profitability for the Bank continued to be lower than the Peer Group. Consistent with the characteristics observed in the Original Appraisal, the Bank's operations reflected a higher ratio of net interest income (3.70 percent versus 3.24 percent on average for the Peer Group) and a higher level of non-interest income

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RP Financial, LC.
Board of Directors
May 3, 2002

[Table 3 placed here]

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RP Financial, LC.
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May 3, 2002

(0.67 percent of average assets versus 0.51 percent for the Peer Group). Monarch Community's yield/cost spread continued to exceed the Peer Group's figure.

                    The Bank continued to compare unfavorably to the Peer Group in terms of operating expenses. The Bank's operating expense ratio increased to 3.97 percent of assets, which remained above the Peer Group's operating expense ratio of 2.31 percent of average assets. This provided the Peer Group with a 166 basis point advantage.

                    Non-operating income also remained similar to the Original Appraisal, with income for the Bank of 0.73 percent of assets versus a gain of 0.08 percent on average for the Peer Group. The Bank reported a lower effective tax rate as the Peer Group, at 26.06 percent, versus 31.12 percent for the Peer Group. Loan loss provisions were higher for Monarch Community, 58 basis points, versus 19 basis points for the Peer Group.

          3.          Stock Market Conditions

                    Since the date of the Original Appraisal, the overall stock market has generally experienced a decline. Stocks traded in a narrow range in mid-March 2002, reflecting uncertainty over the strength of the economic recovery and the prospect of future rate increases by the Federal Reserve. The Federal Reserve's decision to leave short-term rates unchanged at its mid-March meeting, as well as a shift in its policy directive to a neutral stance from one that favored additional easing, provided for a mixed reaction in the stock market. Stocks moved lower in late-March, reflecting first quarter earnings concerns and the prospect of rising interest rates. Concerns about the Mideast conflict further contributed to the slide in stocks during early-April. The broader stock market continued to struggle through mid- and late April, as the result of disappointing first quarter earnings among some of the blue chip stocks and weak earnings forecasts for the balance of 2002. The NASDAQ Composite Index hit a six month low during the week ending May 3, 2002, in spite of the announcement of first quarter GDP growth of 5.8 percent. The telecommunications and technology sector stocks continued to provide negative influences to the overall stock market, while the unemployment rate increased to an eight year high of six percent. On May 3, 2002, the Dow Jones Industrial Average closed at 10006.63 or 5.4 percent lower since the date of the Original Appraisal and the NASDAQ Composite Index closed at 1613.03 or 16.4 percent lower since the date of the Original Appraisal.

                    In contrast, the market for thrift issues recorded increases in valuation parameters, significantly outperforming the broader stock market since the date of the Original Appraisal. A low inflation reading indicated by the Producer Price Index for February served as a boost to thrift prices in mid-March 2002. Thrift stocks edged lower following the Federal Reserve's March meeting, reflecting growing sentiment that the economic recovery would lead to higher interest rates in the second half of the year. However, as investors became more optimistic about first and second quarter earnings for the thrift sector, along with growing sentiment that Federal Reserve was not likely to raise rates in May, thrift issues strengthened in early-April. The upward momentum in thrift stocks was sustained through mid-April, with the advance supported by favorable first quarter earnings, low inflation data and investors dumping technology stocks in

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RP Financial, LC.
Board of Directors
May 3, 2002

favor of lower risk bank and thrift stocks. The favorable first quarter earnings releases credited the improvement in net income from the lower interest rate environment, which resulted in better spreads and net interest income for the industry. On May 3, 2002, the SNL Index for all publicly-traded thrifts closed at 1145.9, an increase of 14.4 percent since the date of the Original Appraisal.

                    The updated pricing measures for all SAIF-insured publicly-traded thrifts and the Peer Group reflected similar, and slightly more modest increases compared to the SNL Index. Since the date of the Original Appraisal, the comparative changes in most of the pricing measures for the Peer Group exceeded that of the medians for all SAIF-insured publicly-traded thrifts. Consistent with the Original Appraisal, the Peer Group's pricing characteristics reflected a lower P/B ratio and lower P/E multiples than indicated for the comparable averages for all SAIF-Insured publicly-traded thrifts. Since the date of the Original Appraisal, nine out of the eleven Peer Group companies were trading at higher prices as of May 3, 2002. A comparative pricing analysis of all SAIF-Insured publicly-traded thrifts, the Peer Group and recent conversions is shown in Table 4, based on market prices as of March 8, 2002 and May 3, 2002.

                    As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

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RP Financial, LC.
Board of Directors
May 3, 2002

Table 4
Monarch Community Bank
Median Pricing Characteristics

	At March 8, 2002	At May 3, 2002	% Change
Peer Group
Price/Earnings (x)	10.75x	11.44x	6.4%
Price/Core Earnings (x)	12.82	14.08	9.8
Price/Book (%)	90.17%	100.40%	11.3
Price/Tangible Book(%)	90.17	100.63	11.6
Price/Assets (%)	12.56	12.68	1.0
Avg. Mkt. Capitalization ($Mil)	$33.57	$36.25	8.0

All Publicly-Traded SAIF-Insured Thrifts
Price/Earnings (x)	13.20x	14.27x	8.1%
Price/Core Earnings (x)	15.15	16.59	9.5
Price/Book (%)	108.26%	118.46%	9.4
Price/Tangible Book(%)	110.72	123.16	11.2
Price/Assets (%)	10.77	11.62	7.9
Avg. Mkt. Capitalization ($Mil)	$261.88	$296.22	13.1

Recent Conversions(1)
Price/Core Earnings (x)	22.58x	27.67x	22.5%
Price/Book (%)	92.65%	112.16%	21.1

          (1)           Ratios for May 3, 2002 based on just one conversion transaction completed in the prior three months, a second step conversion of a mutual holding company.

                    As shown in Table 5, two standard conversion offerings have been completed during the past three months. The average closing pro forma price/tangible book and core price/earnings ratios of the recent standard conversion offerings equaled 63.7 percent and 26.8 times, respectively. The two recent standard conversion offerings exhibited an average price increase of 22.5 percent during their first week of trading. One mutual holding company offering and one second-step conversion were also completed since the date of the Original Appraisal.

                    Shown in Table 6 are the current pricing characteristics of Willow Grove Bancorp, Inc., which is the only NASDAQ or Exchange-listed full conversion offering that has been completed during last three months. Relative to the Original Appraisal, which was also based on the pricing ratios of one recent conversion offering, the updated recent conversion pricing ratios reflected a 21.1 percent increase on a P/B basis, from 92.65 percent at March 8, 2002 to 112.16 percent at May 3, 2002, and a 22.5 percent increase in the core P/E multiple, from 22.58 times at March 8, 2002 to 27.67 times at May 3, 2002. It should be noted that the

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RP Financial, LC.
Board of Directors
May 3, 2002

[Table 5 placed here]

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[Table 6placed here]

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RP Financial, LC.
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meaningfulness of the comparative pricing analysis of the recent conversions is considered to be somewhat diminished as a different single company comprised the averages for both of the pricing dates. Partner's Trust Financial Corporation of NY is the only recent MHC offering that is listed on NASDAQ or an Exchange. On a fully-converted basis, the current pricing characteristics of Partner's Trust indicate a P/B ratio of 83.5 percent and a core P/E multiple of 21.7 times.

Summary of Adjustments

          In the Original Appraisal, we made the following adjustments to Monarch Community Bancorp's pro forma value based upon our comparative analysis to the Peer Group:

Table 7
Monarch Community Bancorp, Inc.
Valuation Adjustments

Key Valuation Parameters:	Previous Valuation Adjustment

Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Sizeable Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

          The factors concerning the valuation parameters of asset growth, primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

          In terms of financial condition, the Bank's and the Peer Group's overall balance sheet characteristics remained comparable and, thus, a moderate downward adjustment remained appropriate for financial condition. The Holding Company's earnings continued to reflect less favorable earnings strength compared to the Peer Group's earnings, as indicated by the Holding Company's less favorable expense coverage and efficiency ratios. The relative differences between the Holding Company's and Peer Group's updated earnings measures also reflected little change from the Original Appraisal. Also consistent with the Original Appraisal, the Holding Company's less favorable earnings strength continued to be indicated by its lower pro forma return on equity. Accordingly, on the basis of the Peer Group's stronger core earnings, a

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RP Financial, LC.
Board of Directors
May 3, 2002

sizeable downward adjustment remained appropriate for the quality, predictability and growth of the Holding Company's earnings relative to the Peer Group's.

          The market for thrift stocks was higher since the date of the Original Appraisal, as indicated by the increase recorded in the SNL Index for all publicly-traded thrifts. Similarly, the pricing measures for the Peer Group and for all publicly-traded thrifts were also higher since the date of the Original Appraisal. Activity in the new issue market has been limited, as only two standard conversion offering have been completed during the past three months. The two standard conversions that have been completed within the last three months traded higher in the aftermarket. Accordingly, we have applied a slight upward valuation adjustment for marketing of the issue in this updated appraisal.

* * * * * * * * * * * * *

          Overall, taking into account the foregoing factors, particularly the increase in market pricing ratios for thrifts in general, the Peer Group in particular and stock market performance of the two recent conversions, we believe that an increase in the Holding Company's estimated pro market value as set forth in the Original Appraisal is appropriate.

Valuation Approaches

          In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Monarch Community Bancorp's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for the reinvestment rate, effective tax rate and stock benefit plan assumptions utilized in the Original Appraisal did not change in this update. Offering expenses have been increased to $860,000, as is shown in the updated preliminary prospectus.

          Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

          Based on the foregoing, we have concluded that an increase in Monarch Community Bancorp's value is appropriate. Therefore, as of May 3, 2002, the aggregate pro forma market

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RP Financial, LC.
Board of Directors
May 3, 2002

value of Monarch Community Bancorp's conversion stock has been increased from $15,000,000 to $17,500,000 at the midpoint of the valuation range. This valuation increase of is based largely on the increase in the trading prices of the Peer Group companies and secondarily on the increase in the Bank's equity between December 31, 2001 and March 31, 2002.

          The Holding Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Holding Company's shareholders. However, we have considered the impact of the Holding Company's adoption of SOP 93-6 in the determination of Monarch Community Bancorp's pro forma market value.

          1.          P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Holding Company's reported earnings equaled $695,000 for the twelve months ended March 31, 2002. Similar to the Original Appraisal, Monarch Community Bancorp's core earnings for the most recent twelve month period were negative and thus not applicable in the valuation estimate. (Note: see Exhibit 1 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

          Based on Monarch Community Bancorp's reported earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Holding Company's reported P/E multiple at the $17.5 million midpoint value equaled 24.36 times. The Holding Company's updated reported P/E multiple provided for a premium of 82.5 percent relative to the Peer Group's average reported P/E multiple of 13.35 times (versus a premium of 54.4 percent relative to the Peer Group's average reported P/E multiple as indicated in the Original Appraisal). The implied premium reflected in the Holding Company's pro forma reported P/E multiple takes into consideration the discount implied for the Holding Company's pro forma P/B ratio. See Exhibit 2 for thrift industry stock market pricing ratios and data. The Holding Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 8, and the pro forma calculations are detailed in Exhibits 3 and 4.

          2.          P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks. In applying the P/B approach, we considered both reported book value and tangible book value, although the Holding Company's balance sheet did not contain any intangibles as of March 31, 2002, and thus book value and tangible book value were identical. Based on the $17.5 million midpoint value, the Holding Company's P/B and P/TB ratios equaled 58.30 percent. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 97.76 percent and 98.82 percent, respectively, Monarch Community Bancorp's updated ratios were discounted by 40.4 percent and 41.0 percent (versus discounts of 41.2 percent and 41.8

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May 3, 2002

[Table 8 placed here]

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May 3, 2002

percent from the Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). RP Financial considered such discounts to be reasonable in light of the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which mathematically results in a discounted ratio to book value and tangible book value, the Holding Company's comparatively lower pro forma core ROE, and the Holding Company's resulting reported and core P/E multiples.

          In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent standard conversions and second-step offering pricing characteristics at closing and in the aftermarket. As indicated in the Original Appraisal, the pricing characteristics of recent standard conversions are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The two standard conversion offering completed within the past three months (Heritage Bancshares, Inc. of TX and Reserve Bancorp, Inc. of PA were trading at an average P/TB ratio of 80.0 percent as of May 3, 2002. Monarch Community Bancorp's midpoint P/TB ratio of 58.30 percent reflects a 27.1 percent discount to this figure.

          3.          P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $17.5 million midpoint value, Monarch Community Bancorp's pro forma P/A ratio equaled 9.35 percent. In comparison to the Peer Group's average P/A ratio of 13.89 percent, Monarch Community Bancorp's P/A ratio indicated a discount of 32.7 percent (versus a discount of 36.1 percent at the midpoint valuation in the Original Appraisal).

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RP Financial, LC.
Board of Directors
May 3, 2002

Valuation Conclusion

          Based on the foregoing, it is our opinion that, as of May 3, 2002, the estimated aggregate pro forma market value of the Holding Company was $17,500,000 at the midpoint, equal to 1,750,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum offering amount of $14,875,000 and a maximum offering amount of $20,125,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 1,487,500 shares at the minimum and 2,012,500 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $23,143,750 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares offered of 2,314,750. The pro forma valuation calculations relative to the Peer Group are shown in Table 8 and are detailed in Exhibits 3 and Exhibit 4.

Respectfully submitted, RP FINANCIAL, LC.

William E. Pommerening Chief Executive Officer

James J. Oren Senior Vice President

End.